Financial Highlights

UDR, Inc.
As of End of First Quarter 2021
(Unaudited) (1)

Dollars in thousands, except per share and unit	Actual Results 1Q 2021	Guidance as of March 31, 2021 2Q 2021	Full-Year 2021
GAAP Metrics			
Net income/(loss) attributable to UDR, Inc.	**$3,104**	--	--
Net income/(loss) attributable to common stockholders	**$2,048**	--	--
Income/(loss) per weighted average common share, diluted	**$0.01**	$0.01 to $0.03	$0.04 to $0.13
Per Share Metrics			
FFO per common share and unit, diluted	**$0.32**	$0.47 to $0.49	$1.76 to $1.85
FFO as Adjusted per common share and unit, diluted	**$0.47**	$0.47 to $0.49	$1.91 to $2.00
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	**$0.44**	$0.42 to $0.44	$1.73 to $1.82
Dividend declared per share and unit	**$0.3625**	$0.3625	$1.45 (2)
Same-Store Operating Metrics			
Revenue growth/(decline) (Cash basis)	**-6.4%**	--	(2.00%) - 0.50%
Revenue growth/(decline) (Straight-line basis)	**-6.7%**	--	(4.00%) - (1.50%)
Expense growth	**3.3%**	--	1.00% - 3.00%
NOI growth/(decline) (Cash basis)	**-10.4%**	--	(3.25%) - 0.00%
NOI growth/(decline) (Straight-line basis)	**-10.8%**	--	(5.75%) - (2.50%)
Physical Occupancy	**96.4%**	--	--

Property Metrics	Homes	Communities	% of Total NOI
Same-Store	45,403	142	90.9%
Stabilized, Non-Mature	2,294	6	3.6%
Acquired Communities	300	1	0.3%
Development, completed	366	1	0.2%
Non-Residential / Other	N/A	N/A	1.0%
Joint Venture (3)	2,837	13	4.0%
Total completed homes	51,200	163	100%
Under Development	1,417	5	-
Total Quarter-end homes (3)(4)	52,617	168	100%

Balance Sheet Metrics (adjusted for non-recurring items)	1Q 2021	1Q 2020
Consolidated Interest Coverage Ratio	4.7x	5.0x
Consolidated Fixed Charge Coverage Ratio	4.5x	4.8x
Consolidated Debt as a percentage of Total Assets	35.3%	35.0%
Consolidated Net Debt-to-EBITDAre	7.0x	6.0x


PARK SQUARE


Park Square, Philadelphia, PA (1Q 2021 Same-Store Addition)

(1) See Attachment 16 for definitions, other terms and reconciliations.
(2) Annualized for 2021.
(3) Joint venture NOI is based on UDR's share. Homes and communities at 100%.
(4) Excludes 3,469 homes that are part of the Developer Capital Program as described in Attachment 12(B).

Recent Operating Trends

UDR, Inc
March 31, 2021 (1)
(Unaudited)


Same-Store Demand Trends(2)
Leasing Traffic 2020/2021
Leasing Traffic, 2019/2020
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
1,296
664
Jul
Aug
Sept
Oct
Nov
Dec
Jan
Feb
Mar
Apr


Same-Store Physical Occupancy
Weighted Average Physical Occupancy
97.0%
96.5%
96.0%
95.5%
95.0%
96.8%
Jul-20
Oct-20
Jan-21
Apr-21


Same-Store Effective Blended Lease Rate Growth
YOY Effective Blended Lease Rate Growth
0.5%
0.0%
-0.5%
-1.0%
0.3%
Jul-20
Oct-20
Jan-21
Apr-21


Same-Store Concessions
Average Concessions Granted (in weeks) on New Leases
4.0
3.5
3.0
2.5
2.0
2.7
Jul-20
Oct-20
Jan-21
Apr-21


Same-Store Billed Revenue(3)
Trailing 3-Month Average Billed Revenue ($m)
Pre-Pandemic Run Rate (Represents March 2020 Trailing 3-Month Average)
$100
$98
$96
$94
$92
$99.5
$95.4
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
Mar-21
Apr-21


Cash Collections(4)
Cash Revenue Collected (as % of billed) During Billing Month
94.5%
94.0%
93.5%
93.0%
92.5%
93.8% - 94.2%
Jul-20
Oct-20
Jan-21
Apr-21

Green dashed lines indicate estimated results for the month of April 2021 and are as of April 25, 2021.

(1) April 2021 results are as of and through April 25, 2021. Actual April 2021 results may vary.
(2) The Company defines Leasing Traffic as average daily leads to lease a home for the period indicated.
(3) The Company defines Billed Revenue as Same-Store revenue with concessions reflected on a cash basis less bad debt reserves and write-offs.
(4) Cash Collections are for the Company's total residential portfolio.



Attachment 1

UDR, Inc.
Consolidated Statements of Operations
(Unaudited) [1]

In thousands, except per share amounts	Three Months Ended March 31, 2021	2020
REVENUES:		
Rental income [2]	$ 299,826	$ 320,093
Joint venture management and other fees	1,615	1,388
Total revenues	301,441	321,481
OPERATING EXPENSES:		
Property operating and maintenance	51,381	49,483
Real estate taxes and insurance	47,387	45,145
Property management	8,995	9,203
Other operating expenses	4,435	4,966
Real estate depreciation and amortization	144,088	155,476
General and administrative	12,736	14,978
Casualty-related charges/(recoveries), net [3]	5,577	1,251
Other depreciation and amortization	2,601	2,025
Total operating expenses	277,200	282,527
Gain/(loss) on sale of real estate owned	50,829	-
Operating income	75,070	38,954
Income/(loss) from unconsolidated entities [2]	4,922	3,367
Interest expense	(36,206)	(39,317)
Debt extinguishment and other associated costs	(41,950)	-
Total interest expense	(78,156)	(39,317)
Interest income and other income/(expense), net	2,057	2,700
Income/(loss) before income taxes	3,893	5,704
Tax (provision)/benefit, net	(619)	(164)
Net Income/(loss)	3,274	5,540
Net (income)/loss attributable to redeemable noncontrolling interests in the OP and DownREIT Partnership	(154)	(313)
Net (income)/loss attributable to noncontrolling interests	(16)	(6)
Net income/(loss) attributable to UDR, Inc.	3,104	5,221
Distributions to preferred stockholders - Series E (Convertible)	(1,056)	(1,066)
Net income/(loss) attributable to common stockholders	$ 2,048	$ 4,155
Income/(loss) per weighted average common share - basic:	$0.01	$0.01
Income/(loss) per weighted average common share - diluted:	$0.01	$0.01
Common distributions declared per share	$0.3625	$0.3600
Weighted average number of common shares outstanding - basic	296,537	294,457
Weighted average number of common shares outstanding - diluted	297,026	295,160

(1) See Attachment 16 for definitions and other terms.
(2) During the three months ended March 31, 2021, UDR collected 95.2% of billed residential revenue and 84.4% of billed retail revenue. Of the 4.8% and 15.6% not collected, UDR reserved (reflected as a reduction to revenues) approximately 1.5% or $4.7 million for residential, including $0.3 million for UDR's share from unconsolidated joint ventures, and 10.1% or $0.8 million, including straight-line rent receivables and $0.1 million for UDR's share from unconsolidated joint ventures, for retail. The reserves are based on probability of collection.
(3) During the three months ended March 31, 2021, various UDR communities in Texas and Washington incurred property damage in connection with Winter Storm Uri.



Attachment 2

UDR, Inc.
Funds From Operations
(Unaudited) [1]

In thousands, except per share and unit amounts	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Net income/(loss) attributable to common stockholders	$ 2,048	$ 4,155
Real estate depreciation and amortization	144,088	155,476
Noncontrolling interests	170	319
Real estate depreciation and amortization on unconsolidated joint ventures	8,205	8,816
Net gain on the sale of unconsolidated depreciable property	(2,460)	-
Net gain on the sale of depreciable real estate owned, net of tax	(50,778)	-
Funds from operations ("FFO") attributable to common stockholders and unitholders, basic	$ 101,273	$ 168,766
Distributions to preferred stockholders - Series E (Convertible) [2]	1,056	1,066
FFO attributable to common stockholders and unitholders, diluted	$ 102,329	$ 169,832
FFO per weighted average common share and unit, basic	$ 0.32	$ 0.53
FFO per weighted average common share and unit, diluted	$ 0.32	$ 0.53
Weighted average number of common shares and OP/DownREIT Units outstanding, basic	318,935	316,685
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding, diluted	322,342	320,399
Impact of adjustments to FFO:		
Debt extinguishment and other associated costs	$ 41,950	$ -
Debt extinguishment and other associated costs on unconsolidated joint ventures	1,682	-
Legal and other costs	629	758
Realized/unrealized (gain)/loss on unconsolidated real estate technology investments, net of tax	(1,428)	32
Severance costs and other restructuring expense	468	1,642
Casualty-related charges/(recoveries), net	5,577	1,399
Casualty-related charges/(recoveries) on unconsolidated joint ventures, net	-	31
	$ 48,878	$ 3,862
FFO as Adjusted attributable to common stockholders and unitholders, diluted	$ 151,207	$ 173,694
FFO as Adjusted per weighted average common share and unit, diluted	$ 0.47	$ 0.54
Recurring capital expenditures	(9,754)	(9,209)
AFFO attributable to common stockholders and unitholders, diluted	$ 141,453	$ 164,485
AFFO per weighted average common share and unit, diluted	$ 0.44	$ 0.51

(1) See Attachment 16 for definitions and other terms.

(2) Series E cumulative convertible preferred shares are dilutive for purposes of calculating FFO per share for the three months ended March 31, 2021 and March 31, 2020. Consequently, distributions to Series E cumulative convertible preferred stockholders are added to FFO and the weighted average number of Series E cumulative convertible preferred shares are included in the denominator when calculating FFO per common share and unit, diluted.



Attachment 3

UDR, Inc.
Consolidated Balance Sheets
(Unaudited) [1]

In thousands, except share and per share amounts	March 31, 2021	December 31, 2020
ASSETS		
Real estate owned:		
Real estate held for investment	$ 12,852,700	$ 12,706,940
Less: accumulated depreciation	(4,729,702)	(4,590,577)
Real estate held for investment, net	8,122,998	8,116,363
Real estate under development		
(net of accumulated depreciation of $319 and $1,010)	242,881	246,867
Real estate held for disposition		
(net of accumulated depreciation of $0 and $13,779)	-	102,876
Total real estate owned, net of accumulated depreciation	8,365,879	8,466,106
Cash and cash equivalents	1,172	1,409
Restricted cash	33,428	22,762
Notes receivable, net	155,206	157,992
Investment in and advances to unconsolidated joint ventures, net	620,111	600,233
Operating lease right-of-use assets	200,064	200,913
Other assets	190,696	188,118
Total assets	$ 9,566,556	$ 9,637,533
LIABILITIES AND EQUITY		
Liabilities:		
Secured debt	$ 919,177	$ 862,147
Unsecured debt	4,121,998	4,114,401
Operating lease liabilities	194,829	195,592
Real estate taxes payable	32,437	29,946
Accrued interest payable	23,149	44,760
Security deposits and prepaid rent	47,968	49,008
Distributions payable	116,693	115,795
Accounts payable, accrued expenses, and other liabilities	104,218	110,999
Total liabilities	5,560,469	5,522,648
Redeemable noncontrolling interests in the OP and DownREIT Partnership	989,686	856,294
Equity:		
Preferred stock, no par value; 50,000,000 shares authorized		
2,695,363 shares of 8.00% Series E Cumulative Convertible issued		
and outstanding (2,695,363 shares at December 31, 2020)	44,764	44,764
14,374,488 shares of Series F outstanding (14,440,519 shares		
at December 31, 2020)	1	1
Common stock, $0.01 par value; 350,000,000 shares authorized		
296,822,363 shares issued and outstanding (296,611,579 shares at December 31, 2020)	2,968	2,966
Additional paid-in capital	5,885,682	5,881,383
Distributions in excess of net income	(2,923,073)	(2,685,770)
Accumulated other comprehensive income/(loss), net	(8,614)	(9,144)
Total stockholders' equity	3,001,728	3,234,200
Noncontrolling interests	14,673	24,391
Total equity	3,016,401	3,258,591
Total liabilities and equity	$ 9,566,556	$ 9,637,533

(1) See Attachment 16 for definitions and other terms.



Attachment 4(A)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Common Stock and Equivalents	March 31, 2021	December 31, 2020
Common shares	296,573,755	296,374,227
Restricted shares	248,608	237,352
Total common shares	296,822,363	296,611,579
Restricted unit and common stock equivalents	142,822	344,128
Operating and DownREIT Partnership units	20,812,982	20,530,251
Class A Limited Partnership units	1,751,671	1,751,671
Series E cumulative convertible preferred shares [2]	2,918,127	2,918,127
Total common shares, OP/DownREIT units, and common stock equivalents	322,447,965	322,155,756

Weighted Average Number of Shares Outstanding	1Q 2021	1Q 2020
Weighted average number of common shares and OP/DownREIT units outstanding - basic	318,934,716	316,685,092
Weighted average number of OP/DownREIT units outstanding	(22,398,049)	(22,227,883)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	296,536,667	294,457,209
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	322,342,024	320,398,509
Weighted average number of OP/DownREIT units outstanding	(22,398,049)	(22,227,883)
Weighted average number of Series E cumulative convertible preferred shares outstanding [3]	(2,918,127)	(3,010,843)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	297,025,848	295,159,783

(1) See Attachment 16 for definitions and other terms.
(2) At March 31, 2021 and December 31, 2020 there were 2,695,363 of Series E cumulative convertible preferred shares outstanding, which is equivalent to 2,918,127 shares of common stock if converted (after adjusting for the special dividend paid in 2008).
(3) Series E cumulative convertible preferred shares are anti-dilutive for purposes of calculating Income/(loss) per weighted average common share for the three months ended March 31, 2021 and March 31, 2020.



Attachment 4(B)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Debt Structure, In thousands		Balance	% of Total	Weighted Average Interest Rate	Weighted Average Years to Maturity [2]
Secured	Fixed	$ 876,080	17.4%	3.37%	7.0
	Floating	27,000	0.5%	0.77%	11.0
	Combined	903,080	17.9%	3.29%	7.1
Unsecured	Fixed	3,880,644 [3]	76.9%	2.87%	8.9
	Floating	262,813	5.2%	0.41%	0.4
	Combined	4,143,457	82.1%	2.72%	8.4
Total Debt	Fixed	4,756,724	94.3%	2.96%	8.6
	Floating	289,813	5.7%	0.44%	1.4
	Combined	5,046,537	100.0%	2.82%	8.2
	Total Non-Cash Adjustments [4]	(5,362)			
	Total per Balance Sheet	$ 5,041,175		2.84%	

Debt Maturities, In thousands

	Secured Debt [5]	Unsecured Debt	Revolving Credit Facilities & Comm. Paper [2] [6] [7]	Balance	% of Total	Weighted Average Interest Rate
2021	$ 827	$ -	$ 210,000	$ 210,827	4.2%	0.27%
2022	1,140	-	17,813	18,953	0.4%	1.11%
2023	1,183	350,000	-	351,183	7.0%	1.07%
2024	96,028	15,644	-	111,672	2.2%	4.00%
2025	174,043	-	-	174,043	3.4%	3.68%
2026	51,963	300,000	-	351,963	7.0%	2.95%
2027	2,045	300,000	-	302,045	6.0%	4.03%
2028	123,435	300,000	-	423,435	8.4%	3.67%
2029	191,986	300,000	-	491,986	9.7%	3.94%
2030	72,500	600,000	-	672,500	13.3%	3.29%
Thereafter	187,930	1,750,000	-	1,937,930	38.4%	2.44%
	903,080	3,915,644	227,813	5,046,537	100.0%	2.82%
Total Non-Cash Adjustments [4]	16,097	(21,459)	-	(5,362)		
Total per Balance Sheet	$ 919,177	$ 3,894,185	$ 227,813	$ 5,041,175		2.84%

(1) See Attachment 16 for definitions and other terms.
(2) The 2021 maturity reflects the $210.0 million of principal outstanding at an interest rate of 0.26%, the equivalent of LIBOR plus a spread of 15 basis points, on the Company's unsecured commercial paper program as of March 31, 2021. Under the terms of the program the Company may issue up to a maximum aggregate amount outstanding of $500.0 million. If the commercial paper was refinanced using the line of credit, the weighted average years to maturity would be 8.2 years without extensions and 8.3 years with extensions.
(3) Includes $315.0 million of floating rate debt that has been fixed using interest rate swaps at a weighted average all-in rate of 1.07% until July 2022.
(4) Includes the unamortized balance of fair market value adjustments, premiums/discounts and deferred financing costs.
(5) Includes principal amortization, as applicable.
(6) There were no borrowings outstanding on our $1.1 billion line of credit at March 31, 2021. The facility has a maturity date of January 2023, plus two six-month extension options and carries an interest rate equal to LIBOR plus a spread of 82.5 basis points.
(7) There was $17.8 million outstanding on our $75.0 million working capital credit facility at March 31, 2021. The facility has a maturity date of January 2022. The working capital credit facility carries an interest rate equal to LIBOR plus a spread of 82.5 basis points.



Attachment 4(C)

UDR, Inc.
Selected Financial Information
(Dollars in Thousands)
(Unaudited) [1]

Coverage Ratios	Quarter Ended March 31, 2021
Net income/(loss)	$ 3,274
Adjustments:	
Interest expense, including debt extinguishment and other associated costs	78,156
Real estate depreciation and amortization	144,088
Other depreciation and amortization	2,601
Tax provision/(benefit), net	619
Net (gain)/loss on the sale of depreciable real estate owned	(50,829)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures	11,858
EBITDAre	$ 189,767
Casualty-related charges/(recoveries), net	5,577
Legal and other costs	629
Severance costs and other restructuring expense	468
(Income)/loss from unconsolidated entities	(4,922)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures	(11,858)
Management fee expense on unconsolidated joint ventures	(757)
Consolidated EBITDAre - adjusted for non-recurring items	$ 178,904
Annualized consolidated EBITDAre - adjusted for non-recurring items	$ 715,616
Interest expense, including debt extinguishment and other associated costs	78,156
Capitalized interest expense	2,122
Total interest	$ 80,278
Debt extinguishment and other associated costs	(41,950)
Total interest - adjusted for non-recurring items	$ 38,328
Preferred dividends	$ 1,056
Total debt	$ 5,041,175
Cash	(1,172)
Net debt	$ 5,040,003
Consolidated Interest Coverage Ratio - adjusted for non-recurring items	**4.7x**
Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items	**4.5x**
Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items	**7.0x**

Debt Covenant Overview

Unsecured Line of Credit Covenants [2]	Required	Actual	Compliance
Maximum Leverage Ratio	≤60.0%	38.4% [2]	Yes
Minimum Fixed Charge Coverage Ratio	≥1.5x	4.3x	Yes
Maximum Secured Debt Ratio	≤40.0%	10.7%	Yes
Minimum Unencumbered Pool Leverage Ratio	≥150.0%	295.7%	Yes

Senior Unsecured Note Covenants [3]	Required	Actual	Compliance
Debt as a percentage of Total Assets	≤65.0%	35.3% [3]	Yes
Consolidated Income Available for Debt Service to Annual Service Charge	≥1.5x	5.5x	Yes
Secured Debt as a percentage of Total Assets	≤40.0%	6.4%	Yes
Total Unencumbered Assets to Unsecured Debt	≥150.0%	296.2%	Yes

Securities Ratings	Debt	Outlook	Commercial Paper
Moody's Investors Service	Baa1	Stable	P-2
S&P Global Ratings	BBB+	Stable	A-2

Asset Summary	Number of Homes	1Q 2021 NOI [1] ($000s)	% of NOI	Gross Carrying Value ($000s)	% of Total Gross Carrying Value
Unencumbered assets	42,165	$ 177,898	88.5%	$ 11,630,533	88.8%
Encumbered assets	6,198	23,160	11.5%	1,465,367	11.2%
	48,363	$ 201,058	100.0%	$ 13,095,900	100.0%

(1) See Attachment 16 for definitions and other terms.
(2) As defined in our credit agreement dated September 27, 2018.
(3) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.



Attachment 5

UDR, Inc.
Operating Information
(Unaudited) (1)

Dollars in thousands	Total Homes		Quarter Ended March 31, 2021		Quarter Ended December 31, 2020		Quarter Ended September 30, 2020		Quarter Ended June 30, 2020		Quarter Ended March 31, 2020
Revenues											
Same-Store Communities	45,403	$	277,820	$	276,996	$	278,398	$	285,922	$	296,882
Stabilized, Non-Mature Communities	2,294		14,123		10,805		8,723		10,346		10,107
Acquired Communities	300		1,000		-		-		-		-
Development Communities	366		847		539		244		58		7
Non-Residential / Other (2)	-		5,007		10,498		17,057		4,065		5,958
Total	**48,363**	**$**	**298,797**	**$**	**298,838**	**$**	**304,422**	**$**	**300,391**	**$**	**312,954**
Expenses											
Same-Store Communities		$	88,079	$	86,808	$	89,809	$	84,689	$	85,231
Stabilized, Non-Mature Communities			6,594		5,609		4,763		4,107		3,786
Acquired Communities			349		-		-		-		-
Development Communities			462		215		248		123		47
Non-Residential / Other (2)			2,878		2,447		1,207		2,948		3,287
Total (3)		**$**	**98,362**	**$**	**95,079**	**$**	**96,027**	**$**	**91,867**	**$**	**92,351**
Net Operating Income											
Same-Store Communities		$	189,741	$	190,188	$	188,589	$	201,233	$	211,651
Stabilized, Non-Mature Communities			7,529		5,196		3,960		6,239		6,321
Acquired Communities			651		-		-		-		-
Development Communities			385		324		(4)		(65)		(40)
Non-Residential / Other (2)			2,129		8,051		15,850		1,117		2,671
Total		**$**	**200,435**	**$**	**203,759**	**$**	**208,395**	**$**	**208,524**	**$**	**220,603**
Operating Margin											
Same-Store Communities			68.3%		**68.7%**		**67.7%**		**70.4%**		**71.3%**
Weighted Average Physical Occupancy											
Same-Store Communities			96.4%		96.1%		95.5%		96.1%		96.8%
Stabilized, Non-Mature Communities			94.5%		93.6%		88.3%		92.5%		95.2%
Acquired Communities			93.3%		-		-		-		-
Development Communities			75.1%		81.6%		79.6%		44.5%		-
Other (4)			96.5%		93.3%		92.9%		94.0%		96.7%
Total			**96.9%**		**95.9%**		**95.3%**		**96.0%**		**96.9%**
Sold and Held for Disposition Communities											
Revenues	-	$	1,029	$	2,338	$	4,423	$	5,591	$	7,139
Expenses (3)			406		1,245		1,686		1,862		2,277
Net Operating Income/(Loss)		$	623	**$**	**1,093**	**$**	**2,737**	**$**	**3,729**	**$**	**4,862**
Total	48,363	$	201,058	**$**	**204,852**	**$**	**211,132**	**$**	**212,253**	**$**	**225,465**

(1) See Attachment 16 for definitions and other terms.
(2) Primarily non-residential revenue and expense and straight-line adjustment for concessions.
(3) The summation of Total expenses and Sold and Held for Disposition Communities expenses above agrees to the summation of property operating and maintenance and real estate taxes and insurance expenses on Attachment 1.
(4) Includes occupancy of Sold and Held for Disposition Communities.



Attachment 6

UDR, Inc.
Same-Store Operating Expense Information
(Dollars in Thousands)
(Unaudited) (1)

Year-Over-Year Comparison	% of 1Q 2021 SS Operating Expenses	1Q 2021	1Q 2020	% Change
Personnel	15.7%	$ 13,817	$ 15,333	-9.9%
Utilities	13.6%	11,973	11,762	1.8%
Repair and maintenance	16.5%	14,535	12,371	17.5%
Administrative and marketing	7.0%	6,154	6,105	0.8%
Controllable expenses	52.8%	46,479	45,571	2.0%
Real estate taxes (2)	42.2%	$ 37,142	$ 36,182	2.7%
Insurance	5.0%	4,458	3,478	28.2%
Same-Store operating expenses (2)	100.0%	$ 88,079	$ 85,231	3.3%
Same-Store Homes	45,403			

Sequential Comparison	% of 1Q 2021 SS Operating Expenses	1Q 2021	4Q 2020	% Change
Personnel	15.7%	$ 13,817	$ 14,435	-4.3%
Utilities	13.6%	11,973	11,542	3.7%
Repair and maintenance	16.5%	14,535	13,915	4.5%
Administrative and marketing	7.0%	6,154	6,281	-2.0%
Controllable expenses	52.8%	46,479	46,173	0.7%
Real estate taxes (2)	42.2%	$ 37,142	$ 36,587	1.5%
Insurance	5.0%	4,458	4,048	10.1%
Same-Store operating expenses (2)	100.0%	$ 88,079	$ 86,808	1.5%
Same-Store Homes	45,403			

(1) See Attachment 16 for definitions and other terms.

(2) The year-over-year and sequential comparisons presented above include $347 thousand and $0, respectively, of higher New York real estate taxes due to 421g exemption and abatement reductions.



Attachment 7(A)

UDR, Inc.
Apartment Home Breakout
Portfolio Overview as of Quarter Ended March 31, 2021
(Unaudited) [1]

	Total Same-Store Homes	Non-Mature Homes: Stabilized [2]	Non-Mature Homes: Non-Stabil. / Other [3]	Total Consolidated Homes	Unconsolidated Joint Venture Operating Homes [4]	Total Homes (incl. JV) [4]
West Region						
Orange County, CA	4,950	-	-	4,950	381	5,331
San Francisco, CA	2,751	-	-	2,751	602	3,353
Seattle, WA	2,725	-	-	2,725	-	2,725
Monterey Peninsula, CA	1,565	-	-	1,565	-	1,565
Los Angeles, CA	1,225	-	-	1,225	340	1,565
	13,216	**-**	**-**	**13,216**	**1,323**	**14,539**
Mid-Atlantic Region						
Metropolitan DC	8,003	400	-	8,403	-	8,403
Baltimore, MD	1,597	-	-	1,597	-	1,597
Richmond, VA	1,359	-	-	1,359	-	1,359
	10,959	**400**	**-**	**11,359**	**-**	**11,359**
Northeast Region						
Boston, MA	4,139	159	300	4,598	250	4,848
New York, NY	1,825	493	-	2,318	710	3,028
	5,964	**652**	**300**	**6,916**	**960**	**7,876**
Southeast Region						
Tampa, FL	2,908	966	-	3,874	-	3,874
Orlando, FL	2,500	-	-	2,500	-	2,500
Nashville, TN	2,260	-	-	2,260	-	2,260
	7,668	**966**	**-**	**8,634**	**-**	**8,634**
Southwest Region						
Dallas, TX	3,864	-	366	4,230	-	4,230
Austin, TX	1,272	-	-	1,272	-	1,272
	5,136	**-**	**366**	**5,502**	**-**	**5,502**
Other Markets [5]	**2,460**	**276**	**-**	**2,736**	**554**	**3,290**
Totals	**45,403**	**2,294**	**666**	**48,363**	**2,837**	**51,200**
Communities [6]	**142**	**6**	**2**	**150**	**13**	**163**

	Homes	Communities
Total completed homes	**51,200**	**163**
Under Development [7]	1,417	5
Total Quarter-end homes and communities	**52,617**	**168**

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature Communities category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5. Excludes development homes not yet completed and Sold and Held for Disposition Communities.

(4) Represents joint venture operating homes at 100 percent. Excludes joint venture held for disposition communities. See Attachment 12(A) for UDR's joint venture and partnership ownership interests.

(5) Other Markets include Denver (218 homes), Palm Beach (636 homes), Inland Empire (654 homes), San Diego (163 wholly owned, 264 JV homes), Portland (752 homes) and Philadelphia (313 wholly owned, 290 JV homes).

(6) Represents communities where 100 percent of all development homes have been completed.

(7) See Attachment 9 for UDR's developments and ownership interests.



Attachment 7(B)

UDR, Inc.
Non-Mature Home Summary
Portfolio Overview as of Quarter Ended
March 31, 2021
(Unaudited) [(1)]

Non-Mature Home Breakout - By Date (quarter indicates anticipated date of QTD Same-Store inclusion)

Community	Category	# of Homes	Market	Same-Store Quarter [(2)]
The Slade at Channelside	Stabilized, Non-Mature	294	Tampa, FL	2Q21
The Arbory	Stabilized, Non-Mature	276	Portland, OR	2Q21
10 Hanover Square	Stabilized, Non-Mature	493	New York, NY	1Q22
Garrison Square	Stabilized, Non-Mature	159	Boston, MA	1Q22
Andover Place at Cross Creek	Stabilized, Non-Mature	672	Tampa, FL	2Q22
Station on Silver	Stabilized, Non-Mature	400	Metropolitan DC	2Q22
Union Place	Acquired	300	Boston, MA	2Q22
Vitruvian West Phase 2	Development	366	Dallas, TX	3Q22
Total		**2,960**		

Summary of Non-Mature Home Activity

	Market	Stabilized, Non-Mature	Acquired	Redevelopment	Development	Total
Non-Mature Homes at December 31, 2020		1,535	1,072	-	202	2,809
Park Square	Philadelphia, PA	(313)	-	-	-	(313)
Andover Place at Cross Creek	Tampa, FL	672	(672)	-	-	-
Station on Silver	Metropolitan DC	400	(400)	-	-	-
Vitruvian West Phase 2	Dallas, TX	-	-	-	164	164
Union Place	Boston, MA	-	300	-	-	300
Non-Mature Homes at March 31, 2021		**2,294**	**300**	**-**	**366**	**2,960**

(1) See Attachment 16 for definitions and other terms.
(2) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.



Attachment 7(C)

UDR, Inc.
Total Revenue Per Occupied Home Summary
Portfolio Overview as of Quarter Ended
March 31, 2021
(Unaudited) [1]

	Total Same-Store Homes	Non-Mature Homes		Total Consolidated Homes	Unconsolidated Joint Venture Operating Homes [4]	Total Homes (incl. JV at share) [4]
		Stabilized [2]	Non-Stabilized [3]			
West Region						
Orange County, CA	$ 2,463	$ -	$ -	$ 2,463	$ 2,389	$ 2,460
San Francisco, CA	3,088	-	-	3,088	3,871	3,167
Seattle, WA	2,324	-	-	2,324	-	2,324
Monterey Peninsula, CA	1,928	-	-	1,928	-	1,928
Los Angeles, CA	2,547	-	-	2,547	4,105	2,733
Mid-Atlantic Region						
Metropolitan DC	2,090	1,948	-	2,083	-	2,083
Baltimore, MD	1,624	-	-	1,624	-	1,624
Richmond, VA	1,452	-	-	1,452	-	1,452
Northeast Region						
Boston, MA	2,623	4,233	1,706	2,618	2,127	2,573
New York, NY	3,833	3,215	-	3,703	4,208	3,769
Southeast Region						
Tampa, FL	1,585	1,535	-	1,573	-	1,573
Orlando, FL	1,426	-	-	1,426	-	1,426
Nashville, TN	1,386	-	-	1,386	-	1,386
Southwest Region						
Dallas, TX	1,480	-	1,554	1,471	-	1,471
Austin, TX	1,533	-	-	1,533	-	1,533
Other Markets	2,056	1,772	-	2,027	2,937	2,111
Weighted Average	**$ 2,116**	**$ 2,172**	**$ 1,640**	**$ 2,109**	**$ 3,433**	**$ 2,147**

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature Communities category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5. Excludes development homes not yet completed and Sold and Held for Disposition Communities.

(4) Represents joint ventures at UDR's ownership interests. Excludes joint venture held for disposition communities. See Attachment 12(A) for UDR's joint venture and partnership ownership interests.



Attachment 7(D)

UDR, Inc.
Net Operating Income Breakout By Market
March 31, 2021
(Dollars in Thousands)
(Unaudited) (1)



Percent of Total NOI by Region

	West:	35.3%
	Mid-Atlantic:	21.0%
	Northeast:	18.9%
	Southeast:	11.7%
	Southwest:	6.8%
(2)	Other Markets:	6.3%

	Three Months Ended March 31, 2021			
	Same-Store	Non Same-Store (3)	UDR's Share of JVs (3)(4)	Total
Net Operating Income	$ 189,741	$ 10,694	$ 8,387	$ 208,822
% of Net Operating Income	90.9%	5.1%	4.0%	100.0%

Three Months Ended March 31, 2021

Region	As a % of NOI Same-Store	As a % of NOI Total
West Region		
Orange County, CA	14.4%	13.5%
San Francisco, CA	8.6%	8.6%
Seattle, WA	6.7%	6.5%
Monterey Penninsula, CA	3.5%	3.2%
Los Angeles, CA	3.2%	3.5%
	36.4%	**35.3%**
Mid-Atlantic Region		
Metropolitan DC	17.4%	16.5%
Baltimore, MD	2.7%	2.5%
Richmond, VA	2.3%	2.0%
	22.4%	**21.0%**
Northeast Region		
Boston, MA	11.6%	11.8%
New York, NY	5.2%	7.1%
	16.8%	**18.9%**

Region	As a % of NOI Same-Store	As a % of NOI Total
Southeast Region		
Tampa, FL	4.6%	5.3%
Orlando, FL	3.8%	3.4%
Nashville, TN	3.3%	3.0%
	11.7%	**11.7%**
Southwest Region		
Dallas, TX	5.4%	5.2%
Austin, TX	1.8%	1.6%
	7.2%	**6.8%**
Other Markets	**5.5%**	**6.3%**
Total	**100.0%**	**100.0%**

(1) See Attachment 16 for definitions and other terms.
(2) Other Markets are included in the map within their actual geography. See Attachment 7(A), footnote 5 for details regarding location of the Other Markets.
(3) Excludes results from Sold and Held for Disposition Communities.
(4) Includes UDR's share of joint venture and partnership NOI on Attachment 12(A).



Attachment 8(A)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
March 31, 2021
(Unaudited) (1)

	Total Same-Store Homes	% of Same-Store Portfolio Based on 1Q 2021 NOI	Same-Store Physical Occupancy 1Q 21	Physical Occupancy 1Q 20	Physical Occupancy Change	Total Revenue per Occupied Home 1Q 21	Total Revenue per Occupied Home 1Q 20	Total Revenue per Occupied Home Change
West Region								
Orange County, CA	4,950	14.4%	97.1%	97.1%	0.0%	$ 2,463	$ 2,555	-3.6%
San Francisco, CA	2,751	8.6%	92.8%	96.5%	-3.7%	3,088	3,753	-17.7%
Seattle, WA	2,725	6.7%	96.3%	97.6%	-1.3%	2,324	2,547	-8.8%
Monterey Peninsula, CA	1,565	3.5%	96.4%	95.9%	0.5%	1,928	1,953	-1.3%
Los Angeles, CA	1,225	3.2%	95.0%	97.0%	-2.0%	2,547	2,939	-13.3%
	13,216	**36.4%**	**95.8%**	**96.9%**	**-1.1%**	**2,504**	**2,767**	**-9.5%**
Mid-Atlantic Region								
Metropolitan DC	8,003	17.4%	95.9%	97.1%	-1.2%	2,090	2,194	-4.7%
Baltimore, MD	1,597	2.7%	98.4%	96.1%	2.3%	1,624	1,634	-0.6%
Richmond, VA	1,359	2.3%	98.5%	97.1%	1.4%	1,452	1,407	3.2%
	10,959	**22.4%**	**96.6%**	**97.0%**	**-0.4%**	**1,940**	**2,015**	**-3.7%**
Northeast Region								
Boston, MA	4,139	11.6%	95.9%	95.8%	0.1%	2,623	2,809	-6.6%
New York, NY	1,825	5.2%	94.6%	98.2%	-3.6%	3,833	4,310	-11.1%
	5,964	**16.8%**	**95.5%**	**96.5%**	**-1.0%**	**2,990**	**3,276**	**-8.7%**
Southeast Region								
Tampa, FL	2,908	4.6%	97.4%	96.8%	0.6%	1,585	1,542	2.8%
Orlando, FL	2,500	3.8%	96.8%	96.0%	0.8%	1,426	1,420	0.4%
Nashville, TN	2,260	3.3%	97.7%	97.7%	0.0%	1,386	1,359	2.0%
	7,668	**11.7%**	**97.3%**	**96.8%**	**0.5%**	**1,475**	**1,448**	**1.8%**
Southwest Region								
Dallas, TX	3,864	5.4%	96.7%	96.9%	-0.2%	1,480	1,510	-2.0%
Austin, TX	1,272	1.8%	97.3%	97.6%	-0.3%	1,533	1,550	-1.1%
	5,136	**7.2%**	**96.9%**	**97.1%**	**-0.2%**	**1,492**	**1,520**	**-1.8%**
Other Markets	**2,460**	**5.5%**	**97.2%**	**96.2%**	**1.0%**	**2,056**	**2,074**	**-0.9%**
Total/Weighted Avg.	**45,403**	**100.0%**	**96.4%**	**96.8%**	**-0.4%**	**$ 2,116**	**$ 2,251**	**-6.0%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(B)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
March 31, 2021
(Unaudited) [1]

	Total Same-Store Homes	Same-Store ($000s) Revenues 1Q 21	Revenues 1Q 20	Revenues Change	Expenses 1Q 21	Expenses 1Q 20	Expenses Change	Net Operating Income 1Q 21	Net Operating Income 1Q 20	Net Operating Income Change
West Region										
Orange County, CA	4,950	$ 35,511	$ 36,848	-3.6%	$ 8,252	$ 8,600	-4.0%	$ 27,259	$ 28,248	-3.5%
San Francisco, CA	2,751	23,652	29,892	-20.9%	7,365	7,291	1.0%	16,287	22,601	-27.9%
Seattle, WA	2,725	18,296	20,324	-10.0%	5,639	5,269	7.0%	12,657	15,055	-15.9%
Monterey Peninsula, CA	1,565	8,728	8,795	-0.8%	2,006	1,943	3.2%	6,722	6,852	-1.9%
Los Angeles, CA	1,225	8,891	10,477	-15.1%	2,729	2,814	-3.0%	6,162	7,663	-19.6%
	13,216	**95,078**	**106,336**	**-10.6%**	**25,991**	**25,917**	**0.3%**	**69,087**	**80,419**	**-14.1%**
Mid-Atlantic Region										
Metropolitan DC	8,003	48,132	51,150	-5.9%	15,230	15,278	-0.3%	32,902	35,872	-8.3%
Baltimore, MD	1,597	7,655	7,522	1.8%	2,461	2,251	9.4%	5,194	5,271	-1.5%
Richmond, VA	1,359	5,832	5,566	4.8%	1,526	1,392	9.7%	4,306	4,174	3.2%
	10,959	**61,619**	**64,238**	**-4.1%**	**19,217**	**18,921**	**1.6%**	**42,402**	**45,317**	**-6.4%**
Northeast Region										
Boston, MA	4,139	31,234	33,414	-6.5%	9,166	8,887	3.1%	22,068	24,527	-10.0%
New York, NY	1,825	19,853	23,172	-14.3%	9,893	8,680	14.0%	9,960	14,492	-31.3%
	5,964	**51,087**	**56,586**	**-9.7%**	**19,059**	**17,567**	**8.5%**	**32,028**	**39,019**	**-17.9%**
Southeast Region										
Tampa, FL	2,908	13,465	13,021	3.4%	4,682	4,438	5.5%	8,783	8,583	2.3%
Orlando, FL	2,500	10,354	10,225	1.3%	3,174	2,934	8.2%	7,180	7,291	-1.5%
Nashville, TN	2,260	9,182	9,005	2.0%	2,920	2,381	22.6%	6,262	6,624	-5.5%
	7,668	**33,001**	**32,251**	**2.3%**	**10,776**	**9,753**	**10.5%**	**22,225**	**22,498**	**-1.2%**
Southwest Region										
Dallas, TX	3,864	16,593	16,965	-2.2%	6,382	6,481	-1.5%	10,211	10,484	-2.6%
Austin, TX	1,272	5,693	5,772	-1.4%	2,325	2,264	2.7%	3,368	3,508	-4.0%
	5,136	**22,286**	**22,737**	**-2.0%**	**8,707**	**8,745**	**-0.4%**	**13,579**	**13,992**	**-3.0%**
Other Markets	**2,460**	**14,749**	**14,734**	**0.1%**	**4,329**	**4,328**	**0.0%**	**10,420**	**10,406**	**0.1%**
Total [2][3]	**45,403**	**$ 277,820**	**$ 296,882**	**-6.4%**	**$ 88,079**	**$ 85,231**	**3.3%**	**$ 189,741**	**$ 211,651**	**-10.4%**

(1) See Attachment 16 for definitions and other terms.
(2) 1Q 21 includes a reserve (reflected as a reduction to revenues) of approximately $4.5 million or 1.6% of billed residential revenue on our Same-Store Communities. The reserve is based on probability of collection.
(3) With concessions reflected on a straight-line basis, Same-Store revenue and Same-Store NOI decreased year-over-year by -6.7% and -10.8%, respectively. See Attachment 16(C) for definitions and reconciliations.



Attachment 8(C)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
March 31, 2021
(Unaudited) [(1)]

	Total Same-Store Homes	Same-Store					
		Physical Occupancy			Total Revenue per Occupied Home		
		1Q 21	4Q 20	Change	1Q 21	4Q 20	Change
West Region							
Orange County, CA	4,950	97.1%	96.3%	0.8%	$ 2,463	$ 2,460	0.1%
San Francisco, CA	2,751	92.8%	90.4%	2.4%	3,088	3,127	-1.2%
Seattle, WA	2,725	96.3%	97.0%	-0.7%	2,324	2,371	-2.0%
Monterey Peninsula, CA	1,565	96.4%	96.6%	-0.2%	1,928	1,954	-1.3%
Los Angeles, CA	1,225	95.0%	94.1%	0.9%	2,547	2,590	-1.7%
	13,216	**95.8%**	**95.0%**	**0.8%**	**2,504**	**2,524**	**-0.8%**
Mid-Atlantic Region							
Metropolitan DC	8,003	95.9%	96.5%	-0.6%	2,090	2,131	-1.9%
Baltimore, MD	1,597	98.4%	98.0%	0.4%	1,624	1,632	-0.5%
Richmond, VA	1,359	98.5%	98.7%	-0.2%	1,452	1,432	1.4%
	10,959	**96.6%**	**97.0%**	**-0.4%**	**1,940**	**1,969**	**-1.5%**
Northeast Region							
Boston, MA	4,139	95.9%	94.4%	1.5%	2,623	2,651	-1.1%
New York, NY	1,825	94.6%	93.9%	0.7%	3,833	3,482	10.1%
	5,964	**95.5%**	**94.3%**	**1.2%**	**2,990**	**2,901**	**3.0%**
Southeast Region							
Tampa, FL	2,908	97.4%	97.2%	0.2%	1,585	1,578	0.4%
Orlando, FL	2,500	96.8%	96.7%	0.1%	1,426	1,427	-0.1%
Nashville, TN	2,260	97.7%	97.6%	0.1%	1,386	1,395	-0.6%
	7,668	**97.3%**	**97.2%**	**0.1%**	**1,475**	**1,475**	**0.0%**
Southwest Region							
Dallas, TX	3,864	96.7%	96.9%	-0.2%	1,480	1,479	0.1%
Austin, TX	1,272	97.3%	97.5%	-0.2%	1,533	1,551	-1.2%
	5,136	**96.9%**	**97.1%**	**-0.2%**	**1,492**	**1,495**	**-0.2%**
Other Markets	**2,460**	**97.2%**	**97.4%**	**-0.2%**	**2,056**	**2,053**	**0.1%**
Total/Weighted Avg.	**45,403**	**96.4%**	**96.1%**	**0.3%**	**$ 2,116**	**$ 2,117**	**-0.1%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(D)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
March 31, 2021
(Unaudited) [1]

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		1Q 21	4Q 20	Change	1Q 21	4Q 20	Change	1Q 21	4Q 20	Change
West Region										
Orange County, CA	4,950	$ 35,511	$ 35,180	0.9%	$ 8,252	$ 8,521	-3.1%	$ 27,259	$ 26,659	2.2%
San Francisco, CA	2,751	23,652	23,330	1.4%	7,365	7,426	-0.8%	16,287	15,904	2.4%
Seattle, WA	2,725	18,296	18,800	-2.7%	5,639	5,408	4.3%	12,657	13,392	-5.5%
Monterey Peninsula, CA	1,565	8,728	8,861	-1.5%	2,006	1,933	3.7%	6,722	6,928	-3.0%
Los Angeles, CA	1,225	8,891	8,958	-0.7%	2,729	2,865	-4.8%	6,162	6,093	1.1%
	13,216	**95,078**	**95,129**	**-0.1%**	**25,991**	**26,153**	**-0.6%**	**69,087**	**68,976**	**0.2%**
Mid-Atlantic Region										
Metropolitan DC	8,003	48,132	49,372	-2.5%	15,230	14,654	3.9%	32,902	34,718	-5.2%
Baltimore, MD	1,597	7,655	7,663	-0.1%	2,461	2,382	3.3%	5,194	5,281	-1.6%
Richmond, VA	1,359	5,832	5,758	1.3%	1,526	1,451	5.2%	4,306	4,307	0.0%
	10,959	**61,619**	**62,793**	**-1.9%**	**19,217**	**18,487**	**4.0%**	**42,402**	**44,306**	**-4.3%**
Northeast Region										
Boston, MA	4,139	31,234	31,072	0.5%	9,166	8,621	6.3%	22,068	22,451	-1.7%
New York, NY	1,825	19,853	17,900	10.9%	9,893	9,851	0.4%	9,960	8,049	23.7%
	5,964	**51,087**	**48,972**	**4.3%**	**19,059**	**18,472**	**3.2%**	**32,028**	**30,500**	**5.0%**
Southeast Region										
Tampa, FL	2,908	13,465	13,382	0.6%	4,682	4,745	-1.3%	8,783	8,637	1.7%
Orlando, FL	2,500	10,354	10,349	0.0%	3,174	3,203	-0.9%	7,180	7,146	0.5%
Nashville, TN	2,260	9,182	9,229	-0.5%	2,920	2,705	7.9%	6,262	6,524	-4.0%
	7,668	**33,001**	**32,960**	**0.1%**	**10,776**	**10,653**	**1.1%**	**22,225**	**22,307**	**-0.4%**
Southwest Region										
Dallas, TX	3,864	16,593	16,608	-0.1%	6,382	6,147	3.8%	10,211	10,461	-2.4%
Austin, TX	1,272	5,693	5,771	-1.4%	2,325	2,411	-3.6%	3,368	3,360	0.2%
	5,136	**22,286**	**22,379**	**-0.4%**	**8,707**	**8,558**	**1.7%**	**13,579**	**13,821**	**-1.8%**
Other Markets	**2,460**	**14,749**	**14,763**	**-0.1%**	**4,329**	**4,485**	**-3.5%**	**10,420**	**10,278**	**1.4%**
Total [2][3]	**45,403**	**$ 277,820**	**$ 276,996**	**0.3%**	**$ 88,079**	**$ 86,808**	**1.5%**	**$ 189,741**	**$ 190,188**	**-0.2%**

(1) See Attachment 16 for definitions and other terms.

(2) 1Q21 and 4Q20 include reserves (reflected as a reduction to revenues) of approximately $4.5 million and $3.8 million or 1.6% and 1.4%, respectively, of billed residential revenue on our Same-Store Communities. The reserve is based on probability of collection.

(3) With concessions reflected on a straight-line basis, Same-Store revenue and Same-Store NOI decreased quarter-over-quarter by -1.7% and -3.1%, respectively. See Attachment 16(C) for definitions and reconciliations.



Attachment 8(E)

UDR, Inc.
Same-Store Operating Information By Major Market
March 31, 2021
(Unaudited) [1]

	Effective Blended Lease Rate Growth	Effective New Lease Rate Growth	Effective Renewal Lease Rate Growth	Annualized Turnover [2][3]	
	1Q 2021	1Q 2021	1Q 2021	1Q 2021	1Q 2020
West Region					
Orange County, CA	0.9%	-1.0%	3.9%	**42.0%**	42.2%
San Francisco, CA	-6.4%	-11.5%	-1.7%	**41.4%**	42.3%
Seattle, WA	-2.8%	-5.2%	-0.7%	**51.0%**	48.2%
Monterey Peninsula, CA	4.9%	7.3%	3.4%	**30.1%**	39.2%
Los Angeles, CA	-5.4%	-8.2%	0.6%	**41.7%**	31.8%
	-1.3%	**-3.6%**	**1.3%**	**43.1%**	**42.6%**
Mid-Atlantic Region					
Metropolitan DC	-1.2%	-5.7%	2.6%	**35.1%**	28.5%
Baltimore, MD	3.4%	3.2%	3.5%	**32.5%**	36.6%
Richmond, VA	6.4%	8.4%	5.5%	**30.1%**	44.0%
	0.4%	**-3.1%**	**3.2%**	**34.2%**	**32.5%**
Northeast Region					
Boston, MA	-0.7%	-3.4%	1.4%	**30.5%**	31.3%
New York, NY	-5.4%	-8.3%	-2.7%	**28.7%**	21.3%
	-2.0%	**-4.7%**	**0.3%**	**29.9%**	**29.0%**
Southeast Region					
Tampa, FL	5.3%	4.1%	6.5%	**48.1%**	50.2%
Orlando, FL	1.4%	-1.3%	3.7%	**43.0%**	43.8%
Nashville, TN	2.0%	-1.4%	5.2%	**41.3%**	42.6%
	3.3%	**1.0%**	**5.3%**	**44.6%**	**46.1%**
Southwest Region					
Dallas, TX	0.8%	-2.4%	3.9%	**48.1%**	40.8%
Austin, TX	2.6%	0.4%	4.7%	**44.0%**	43.2%
	1.3%	**-1.6%**	**4.1%**	**47.1%**	**41.4%**
Other Markets	**4.3%**	**2.4%**	**5.9%**	**37.9%**	**38.4%**
Total/Weighted Avg.	**0.3%**	**-2.4%**	**2.7%**	**39.4%**	**38.3%**
1Q 2020 Weighted Avg. Lease Rate Growth [3]	**2.8%**	**0.2%**	**5.3%**		
1Q 2021 Percentage of Total Repriced Homes		**48.2%**	**51.8%**		

(1) See Attachment 16 for definitions and other terms.
(2) 1Q21 same-store home count: 45,403.
(3) 1Q20 same-store home count: 41,529.



Attachment 9

UDR, Inc.
Development Summary
March 31, 2021
(Dollars in Thousands)
(Unaudited) [1]

Wholly-Owned

Community	Location	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Schedule Start	Schedule Initial Occ.	Schedule Compl.	Percentage Leased	Percentage Occupied
Projects Under Construction											
Cirrus	Denver, CO	292	-	$ 76,370	$ 97,500	$ 334	3Q19	4Q21	1Q22	-	-
5421 at Dublin Station	Dublin, CA	220	-	66,756	117,000	532	4Q19	4Q21	2Q22	-	-
Village at Valley Forge	King of Prussia, PA	200	-	25,208	68,000	340	4Q20	2Q22	3Q22	-	-
Vitruvian West Phase 3	Addison, TX	405	-	21,908	74,000	183	1Q21	2Q22	1Q23	-	-
440 Penn Street	Washington, DC	300	-	52,958	145,000	483	3Q20	1Q23	2Q23	-	-
Total Under Construction		**1,417**	**-**	**$ 243,200**	**$ 501,500**	**$ 354**					
Completed Projects, Non-Stabilized											
Vitruvian West Phase 2	Addison, TX	366	366	$ 59,280	$ 64,000	$ 175	1Q19	2Q20	1Q21	75.1%	72.1%
Total Completed, Non-Stabilized		**366**	**366**	**$ 59,280**	**$ 64,000**	**$ 175**					
Total - Wholly Owned		**1,783**	**366**	**$ 302,480**	**$ 565,500**	**$ 317**					

NOI From Wholly-Owned Projects

	1Q 21
Projects Under Construction	$ -
Completed, Non-Stabilized	385
Total	**$ 385**

UDR's Capitalized Interest

1Q 21
$ 1,666

(1) See Attachment 16 for definitions and other terms.



Attachment 10

UDR, Inc.
Redevelopment Summary
March 31, 2021
(Dollars in Thousands)
(Unaudited) [1]

Community	Location	# of Homes	Sched. Redev. Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Schedule Start	Schedule Compl.	Schedule Same-Store Quarter	Percentage Leased	Percentage Occupied
Projects in Redevelopment												
N/A	N/A	-	-	-	$ -	$ -	$ -	N/A	N/A	N/A	-	-
Total		**-**	**-**	**-**	**$ -**	**$ -**	**$ -**					

Community	Location	# of Homes	Sched. Home Additions	Compl. Homes	Cost to Date	Budgeted Cost [2]	Est. Cost per Home	Schedule Start	Schedule Compl.
Other Projects									
Eight80 Newport Beach [3]	Newport Beach, CA	30	30	-	$ 257	$ 12,100	$ 403	1Q21	1Q22
Total		**30**	**30**	**-**	**$ 257**	**$ 12,100**	**$ 403**		

UDR's Capitalized Interest

1Q 21
$ 8

(1) See Attachment 16 for definitions and other terms.
(2) Represents UDR's incremental capital invested in the projects.
(3) Project consists of unit additions and renovation of related common area amenities. Existing units for this project remain in Same-Store.



Attachment 11

UDR, Inc.
Land Summary
March 31, 2021
(Dollars in Thousands)
(Unaudited) [1]

Parcel	Location	UDR Ownership Interest	Real Estate Cost Basis	Status Update [2] Pursuing Entitlements	Design Development	Hold for Future Development
Vitruvian Park®	Addison, TX	100%	$ 44,331	Complete	In Process	In Process
Total			**$ 44,331**			

UDR's Capitalized Interest

1Q 21
$ 448

(1) See Attachment 16 for definitions and other terms.

(2) Pursuing Entitlements: During this phase the Company is actively pursuing the necessary approvals for the rights to develop multifamily and/or mixed use communities.

Design Development: During this phase the Company is actively working to complete architectural and engineering documents in preparation for the commencement of construction of multifamily and/or mixed uses communities.

Hold for Future Development: Entitled and/or unentitled land sites that the Company holds for future development.



Attachment 12(A)

UDR, Inc.
Unconsolidated Summary
March 31, 2021
(Dollars in Thousands)
(Unaudited) [1]

Portfolio Characteristics	Own. Interest	# of Comm.	# of Homes	Physical Occupancy 1Q 21	Total Rev. per Occ. Home 1Q 21	Net Operating Income UDR's Share 1Q 21	Net Operating Income Total 1Q 21 [2]
UDR / MetLife Operating communities	50%	13	2,837	94.1%	$ 3,433	$ 8,387	$ 16,693
Total		**13**	**2,837**	**94.1%**	**$ 3,433**	**$ 8,387**	**$ 16,693**

Balance Sheet Characteristics	Gross Book Value of JV Real Estate Assets [3]	Total Project Debt [3]	UDR's Equity Investment	Weighted Avg. Debt Interest Rate	Debt Maturities
UDR / MetLife Operating communities	$ 1,699,568	$ 862,785	$ 295,341	3.37%	2024-2031
UDR / West Coast Development JV	-	-	311	N/A	N/A
Total	**$ 1,699,568**	**$ 862,785**	**$ 295,652**	**3.37%**	

Joint Venture Same-Store Growth	Joint Venture Same-Store Communities [4]	1Q 21 vs. 1Q 20 Growth Revenue	1Q 21 vs. 1Q 20 Growth Expense	1Q 21 vs. 1Q 20 Growth NOI	1Q 21 vs. 4Q 20 Growth Revenue	1Q 21 vs. 4Q 20 Growth Expense	1Q 21 vs. 4Q 20 Growth NOI
UDR / MetLife	13	-18.0%	0.4%	-27.0%	-3.1%	-0.5%	-4.8%
Total	**13**	**-18.0%**	**0.4%**	**-27.0%**	**-3.1%**	**-0.5%**	**-4.8%**

Other Unconsolidated Investments [5]	UDR Investment [6] Commitment	UDR Investment [6] Funded	UDR Investment [6] Balance	Income/(Loss) from Investments 1Q 21 [7]
RETV I	$ 18,000	$ 12,780	$ 22,641	$ 2,051
RETV II	16,500	2,475	2,184	(101)
Total	**$ 34,500**	**$ 15,255**	**$ 24,825**	**$ 1,950**

(1) See Attachment 16 for definitions and other terms.
(2) Represents NOI at 100% for the period ended March 31, 2021.
(3) Joint ventures and partnerships represented at 100%. Debt balances are presented net of deferred financing costs.
(4) Joint Venture Same-Store growth is presented at UDR's ownership interest.
(5) Other unconsolidated investments represent UDR's investment in real estate technology funds.
(6) Investment commitment represents maximum equity and therefore excludes realized/unrealized gain/(loss). Investment funded represents cash funded towards the investment commitment. Investment balance includes amount funded plus realized/unrealized gain/(loss), less distributions received prior to the period end.
(7) Income/(loss) from investments is added back/deducted from FFOA.



Attachment 12(B)

UDR, Inc.
Developer Capital Program
March 31, 2021
(Dollars in Thousands)
(Unaudited) [1]

Developer Capital Program [2]

Community	Location	# of Homes	UDR Investment Commitment [3]	UDR Investment Balance [3]	Return Rate	Years to Maturity	Income from Investment 1Q 2021	Upside Participation
Preferred Equity								
1532 Harrison	San Francisco, CA	136	$ 24,645	$ 35,069	11.0%	1.2	$ 929	-
Junction	Santa Monica, CA	66	8,800	12,049	12.0%	1.3	350	-
1200 Broadway [4]	Nashville, TN	313	55,558	70,709	8.0%	1.5	1,372	Variable
1300 Fairmount	Philadelphia, PA	471	51,393	60,799	8.5%	2.4	1,255	Variable
Essex	Orlando, FL	330	12,886	17,292	12.5%	2.4	522	-
Modera Lake Merritt	Oakland, CA	173	27,250	31,619	9.0%	3.0	691	Variable
Thousand Oaks	Thousand Oaks, CA	142	20,059	21,278	9.0%	3.8	438	Variable
Vernon Boulevard	Queens, NY	534	40,000	43,737	13.0%	4.3	1,372	Variable
Makers Rise	Herndon, VA	356	30,208	7,070	9.0%	4.7	96	Variable
121 at Watters [5]	Allen, TX	469	19,846	12	9.0%	5.0	2	Variable
Total - Preferred Equity		**2,990**	**$ 290,645**	**$ 299,634**	**9.8%**	**2.9**	**$ 7,027**	
Secured Loans								
Alameda Point Block 11 [6]	Alameda, CA	220	$ 20,000	$ 24,869	8.0%	1.2	$ -	-
Brio [7]	Bellevue, WA	259	115,000	122,764	4.8%	1.6	1,427	Purchase Option
Total - Secured Loans		**479**	**$ 135,000**	**$ 147,633**	**5.3%**	**1.5**	**$ 1,427**	
Total - Developer Capital Program		**3,469**	**$ 425,645**	**$ 447,267**	**8.3%**	**2.5**	**$ 8,454**	

(1) See Attachment 16 for definitions and other terms.
(2) UDR's investments are reflected as investment in and advances to unconsolidated joint ventures or notes receivable, net on the Consolidated Balance Sheets and income/(loss) from unconsolidated entities or interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.
(3) Investment commitment represents maximum loan principal or equity and therefore excludes accrued return. Investment balance includes amount funded plus accrued return prior to the period end.
(4) In April 2021, the balance was paid down by $12.5 million and the annual return rate increased to 12.25%. The annual return rate will revert to 8.0% in February 2022 if no prior capital event occurs.
(5) At March 31, 2021, UDR's initial investment balance of $10.0 million is reflected as restricted cash on the Consolidated Balance Sheets.
(6) In March 2018, UDR made a $20.0 million secured loan to a third-party developer to acquire a parcel of land upon which the developer planned to construct a 220 apartment home community. The loan is secured by the land parcel and related assets, and, as of the end of the quarter, was reflected in notes receivable, net on the Consolidated Balance Sheets and interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP. The developer defaulted on the loan in September 2020. As a result of the default, in April 2021, UDR took title to the property pursuant to a deed in lieu of foreclosure.
(7) In November 2019, UDR made a $115.0 million secured loan to a third-party developer to finance a 259 apartment home community that was completed in 2020. UDR also entered into a purchase option agreement at the time the loan was funded which gave UDR the option to acquire the community at a fixed price, which is currently projected to occur in 2021. The option was exercised in August 2020. The loan is secured by the community and is reflected in notes receivable, net on the Consolidated Balance Sheets and interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.



Attachment 13

UDR, Inc.
Acquisitions, Dispositions and Developer Capital Program Investments Summary
March 31, 2021
(Dollars in Thousands)
(Unaudited) [1]

Date of Investment	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	UDR Investment Commitment	Return Rate	# of Homes
Developer Capital Program - Investment							
Jan-21	Makers Rise	Herndon, VA	N/A	N/A	$ 30,208	9.0%	356
Mar-21	121 at Watters	Allen, TX	N/A	N/A	19,846	9.0%	469
					$ 50,054	**9.0%**	**825**

Date of Purchase	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [2]	Debt [2]	# of Homes	Price per Home
Acquisitions - Wholly-Owned								
Jan-21	Union Place	Franklin, MA	0%	100%	$ 77,400	$ 51,800	300	$ 258
					$ 77,400	**$ 51,800**	**300**	**$ 258**

Date of Sale	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [2]	Debt [2]	# of Homes	Price per Home
Dispositions - Wholly-Owned								
Feb-21	Parallel [3]	Anaheim, CA	100%	0%	$ 156,000	$ -	386	$ 404
					$ 156,000	**$ -**	**386**	**$ 404**
Dispositions - Joint Venture								
Jan-21	OLiVE DTLA [4]	Los Angeles, CA	47%	0%	$ 121,000	$ 53,666	293	$ 413
					$ 121,000	**$ 53,666**	**293**	**$ 413**

(1) See Attachment 16 for definitions and other terms.
(2) Price represents 100% of assets. Debt represents 100% of the asset's indebtedness.
(3) UDR recorded a gain on sale of approximately $50.8 million during the three months ended March 31, 2021, which is included in gain/(loss) on sale of real estate owned.
(4) UDR recorded a gain on sale of approximately $2.5 million during the three months ended March 31, 2021, which is included in income/(loss) from unconsolidated entites.



Attachment 14

UDR, Inc.
Capital Expenditure and Repair and Maintenance Summary
March 31, 2021
(In thousands, except Cost per Home)
(Unaudited) [1]

Capital Expenditures for Consolidated Homes [2]	Estimated Useful Life (yrs.)	Three Months Ended March 31, 2021	Cost per Home	Capex as a % of NOI
Average number of homes [3]		48,124		
Recurring Cap Ex				
Asset preservation				
Building interiors	5 - 20	$ 4,529	$ 94	
Building exteriors	5 - 20	1,639	34	
Landscaping and grounds	10	653	14	
Total asset preservation		6,821	142	
Turnover related	5	2,933	61	
Total Recurring Cap Ex		**9,754**	**203**	**5%**
NOI Enhancing Cap Ex	5 - 20	**9,093**	**189**	
Total Recurring and NOI Enhancing Cap Ex		**$ 18,847**	**$ 392**	

Repair and Maintenance for Consolidated Homes (Expensed)	Three Months Ended March 31, 2021	Cost per Home
Average number of homes [3]	48,124	
Contract services	**$ 7,425**	**$ 154**
Turnover related expenses	**4,363**	**91**
Other Repair and Maintenance		
Building interiors	2,028	42
Building exteriors	618	13
Landscaping and grounds	1,087	23
Total Repair and Maintenance	**$ 15,521**	**$ 323**

(1) See Attachment 16 for definitions and other terms.

(2) Excludes redevelopment capital and initial capital expenditures on acquisitions.

(3) Average number of homes is calculated based on the number of homes owned at the end of each month.



Attachment 15

UDR, Inc.
2Q 2021 and Full-Year 2021 Guidance
March 31, 2021
(Unaudited) [1]

Net Income, FFO, FFO as Adjusted and AFFO per Share and Unit Guidance	2Q 2021	Full-Year 2021	Prior Guidance	Change from Prior Midpoint
		Full-Year 2021 Guidance		
Income/(loss) per weighted average common share, diluted	$0.01 to $0.03	$0.04 to $0.13	$0.13 to $0.25	($0.105)
FFO per common share and unit, diluted	$0.47 to $0.49	$1.76 to $1.85	$1.87 to $1.99	($0.125)
FFO as Adjusted per common share and unit, diluted	$0.47 to $0.49	$1.91 to $2.00	$1.88 to $2.00	$0.015
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.42 to $0.44	$1.73 to $1.82	$1.70 to $1.82	$0.015
Annualized dividend per share and unit		$1.45	$1.45	-

Same-Store Guidance	Full-Year 2021	Prior Guidance	Change from Prior Midpoint
Revenue growth / (decline) (Cash basis)	(2.00%) - 0.50%	(2.50%) - 0.50%	0.25%
Revenue growth / (decline) (Straight-line basis)	(4.00%) - (1.50%)	(4.50%) - (1.50%)	0.25%
Expense growth	1.00% - 3.00%	1.00% - 4.00%	(0.50%)
NOI growth / (decline) (Cash basis)	(3.25%) - 0.00%	(4.00%) - 0.00%	0.375%
NOI growth / (decline) (Straight-line basis)	(5.75%) - (2.50%)	(6.50%) - (2.50%)	0.375%

Sources of Funds ($ in millions)	Full-Year 2021	Prior Guidance	Change from Prior Midpoint
AFFO less Dividends	$90 to $120	$80 to $120	$5
Debt Issuances/Assumptions and LOC Draw/Paydown [2]	$350 to $550	$63 to $163	$337
Dispositions [2]	$187	$187	-
Equity Issuance (Forward ATM settlement)	$405	N/A	$405

Uses of Funds ($ in millions)	Full-Year 2021	Prior Guidance	Change from Prior Midpoint
Debt maturities inclusive of principal amortization [3]	$380	$40	$340
Development spending and land acquisitions	$150 to $225	$150 to $250	($12.5)
Redevelopment and other non-recurring	$30 to $50	$20 to $40	$10
Developer Capital Program, net	$45 to $55	$25 to $35	$20
Acquisitions	$360 to $500	$30 to $65	$382.5
NOI enhancing capital expenditures inclusive of Kitchen and Bath	$40 to $45	$40 to $45	-

Other Additions/(Deductions) ($ in millions except per home amounts)	Full-Year 2021	Prior Guidance	Change from Prior Midpoint
Consolidated interest expense, net of capitalized interest and adjustments for FFO as Adjusted	($140) to ($146)	($140) to ($150)	($2)
Capitalized interest expense [4]	$8 to $10	$8 to $12	($1)
General and administrative expense	($48) to ($55)	($45) to ($55)	$1.5
Recurring capital expenditures per home	$1,200	$1,200	-

(1) See Attachment 16 for definitions and other terms.
(2) Prior Guidance has been adjusted to reflect the breakout of funds from "Dispositions" of $187 million which had previously been included in the "Debt Issuances, Sales Proceeds, and LOC Draw/Paydown" guidance line in the prior quarter.
(3) Excludes short-term maturities related to the Company's unsecured commercial paper program. Includes the prepayment costs and net proceeds associated with the Columbus Square refinance which occurred in January 2021 and the make-whole premium associated with the early retirement of the $300M MTNs set to mature in 2025 which occurred in March of 2021.
(4) Excludes capitalized interest on joint venture and partnership level debt.



Attachment 16(A)

UDR, Inc.
Definitions and Reconciliations
March 31, 2021
(Unaudited)

Acquired Communities: The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

Adjusted Funds from Operations ("AFFO") attributable to common stockholders and unitholders: The Company defines AFFO as FFO as Adjusted attributable to common stockholders and unitholders less recurring capital expenditures on consolidated communities that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO will enable investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income/(loss) (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income/(loss) attributable to common stockholders to AFFO is provided on Attachment 2.

Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items as Consolidated Interest Coverage Ratio - adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment, plus preferred dividends.

Management considers Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Interest Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Interest Coverage Ratio - adjusted for non-recurring items as Consolidated EBITDAre – adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment.

Management considers Consolidated Interest Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Interest Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items: The Company defines Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items as total consolidated debt net of cash and cash equivalents divided by annualized Consolidated EBITDAre - adjusted for non-recurring items. Consolidated EBITDAre - adjusted for non-recurring items is defined as EBITDAre excluding the impact of income/(loss) from unconsolidated entities, adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures and other non-recurring items including, but not limited to casualty-related charges/(recoveries), net of wholly owned communities.

Management considers Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income/(loss) and Consolidated EBITDAre - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Controllable Expenses: The Company refers to property operating and maintenance expenses as Controllable Expenses.

Controllable Operating Margin: The Company defines Controllable Operating Margin as (i) rental income less Controllable Expenses (ii) divided by rental income. Management considers Controllable Operating Margin a useful metric as it provides investors with an indicator of the Company's ability to limit the growth of expenses that are within the control of the Company.

Development Communities: The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.

Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate (EBITDAre): The Company defines EBITDAre as net income/(loss) (computed in accordance GAAP), plus interest expense, including costs associated with debt extinguishment, plus real estate depreciation and amortization, plus other depreciation and amortization, plus (minus) income tax provision/(benefit), net, (minus) plus net gain/(loss) on the sale of depreciable real estate owned, plus impairment write-downs of depreciable real estate, plus the adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures. The Company computes EBITDAre in accordance with standards established by the National Association of Real Estate Investment Trusts, or Nareit, which may not be comparable to EBITDAre reported by other REITs that do not compute EBITDAre in accordance with the Nareit definition, or that interpret the Nareit definition differently than the Company does. The White Paper on EBITDAre was approved by the Board of Governors of Nareit in September 2017.

Management considers EBITDAre a useful metric for investors as it provides an additional indicator of the Company's ability to incur and service debt, and will enable investors to assess our performance against that of its peer REITs. EBITDAre should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. EBITDAre does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation between net income/(loss) and EBITDAre is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Effective Blended Lease Rate Growth: The Company defines Effective Blended Lease Rate Growth as the combined proportional growth as a result of Effective New Lease Rate Growth and Effective Renewal Lease Rate Growth. Management considers Effective Blended Lease Rate Growth a useful metric for investors as it assesses combined proportional market-level, new and in-place demand trends.

Effective New Lease Rate Growth: The Company defines Effective New Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on new leases commenced during the current quarter.

Management considers Effective New Lease Rate Growth a useful metric for investors as it assesses market-level new demand trends.

Effective Renewal Lease Rate Growth: The Company defines Effective Renewal Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior effective rent for the prior lease term on renewed leases commenced during the current quarter.

Management considers Effective Renewal Lease Rate Growth a useful metric for investors as it assesses market-level, in-place demand trends.

Estimated Quarter of Completion: The Company defines Estimated Quarter of Completion of a development or redevelopment project as the date on which construction is expected to be completed, but it does not represent the date of stabilization.



Attachment 16(B)

UDR, Inc.
Definitions and Reconciliations
March 31, 2021
(Unaudited)

Funds from Operations as Adjusted ("FFO as Adjusted") attributable to common stockholders and unitholders: The Company defines FFO as Adjusted attributable to common stockholders and unitholders as FFO excluding the impact of other non-comparable items including, but not limited to, acquisition-related costs, prepayment costs/benefits associated with early debt retirement, impairment write-downs or gains and losses on sales of real estate or other assets incidental to the main business of the Company and income taxes directly associated with those gains and losses, casualty-related expenses and recoveries, severance costs and legal and other costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity. A reconciliation from net income attributable to common stockholders to FFO as Adjusted is provided on Attachment 2.

Funds from Operations ("FFO") attributable to common stockholders and unitholders: The Company defines FFO attributable to common stockholders and unitholders as net income/(loss) attributable to common stockholders (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate related to the main business of the Company or of investments in non-consolidated investees that are directly attributable to decreases in the fair value of depreciable real estate held by the investee, gains and losses from sales of depreciable real estate related to the main business of the Company and income taxes directly associated with those gains and losses, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, and the Company's share of unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002 and restated in November 2018. In the computation of diluted FFO, if OP Units, DownREIT Units, unvested restricted stock, unvested LTIP Units, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive, they are included in the diluted share count.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation from net income/(loss) attributable to common stockholders to FFO is provided on Attachment 2.

Held For Disposition Communities: The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

Joint Venture Reconciliation at UDR's weighted average ownership interest:

In thousands	1Q 2021
Income/(loss) from unconsolidated entities	$ 4,922
Management fee	470
Financing fee	287
Interest expense	4,431
Debt extinguishment and other associated costs	1,395
Depreciation	8,205
General and administrative	64
Developer Capital Program (excludes Alameda Point Block 11 and Brio)	(7,027)
Other (income)/expense	137
Realized/unrealized (gain)/loss on unconsolidated real estate technology investments	(1,950)
NOI related to sold properties	(87)
(Gain)/loss on sales	(2,460)
Total Joint Venture NOI at UDR's Ownership Interest	$ 8,387

Leasing Traffic: The Company defines Leasing Traffic as average daily leads to lease a home for the period indicated.

Net Operating Income ("NOI"): The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent and other revenues less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense, which is calculated as 3.0% of property revenue, and land rent. Property management expense covers costs directly related to consolidated property operations, inclusive of corporate management, regional supervision, accounting and other costs.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations. A reconciliation from net income/(loss) attributable to UDR, Inc. to NOI is provided below.

In thousands	1Q 2021	4Q 2020	3Q 2020	2Q 2020	1Q 2020
Net income/(loss) attributable to UDR, Inc.	$ 3,104	$ 26,532	$ (25,258)	$ 57,771	$ 5,221
Property management	8,995	8,659	8,879	8,797	9,203
Other operating expenses	4,435	6,153	5,543	6,100	4,966
Real estate depreciation and amortization	144,088	146,135	151,949	155,056	155,476
Interest expense	78,156	62,524	62,268	38,597	39,317
Casualty-related charges/(recoveries), net	5,577	778	-	102	1,251
General and administrative	12,736	11,978	11,958	10,971	14,978
Tax provision/(benefit), net	619	668	187	1,526	164
(Income)/loss from unconsolidated entities	(4,922)	(4,516)	(2,940)	(8,021)	(3,367)
Interest income and other (income)/expense, net	(2,057)	1,030	(2,183)	(2,421)	(2,700)
Joint venture management and other fees	(1,615)	(1,208)	(1,199)	(1,274)	(1,388)
Other depreciation and amortization	2,601	2,074	3,887	2,027	2,025
(Gain)/loss on sale of real estate owned	(50,829)	(57,974)	-	(61,303)	-
Net income/(loss) attributable to noncontrolling interests	170	2,019	(1,959)	4,325	319
Total consolidated NOI	$ 201,058	$ 204,852	$ 211,132	$ 212,253	$ 225,465



Attachment 16(C)

UDR, Inc.
Definitions and Reconciliations
March 31, 2021
(Unaudited)

NOI Enhancing Capital Expenditures ("Cap Ex"): The Company defines NOI Enhancing Capital Expenditures as expenditures that result in increased income generation or decreased expense growth over time.

Management considers NOI Enhancing Capital Expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues or to decrease expenses.

Non-Mature Communities: The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in same-store communities.

Non-Residential / Other: The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

Other Markets: The Company defines Other Markets as the accumulation of individual markets where it operates less than 1,000 Same-Store homes. Management considers Other Markets a useful metric as the operating results for the individual markets are not representative of the fundamentals for those markets as a whole.

Physical Occupancy: The Company defines Physical Occupancy as the number of occupied homes divided by the total homes available at a community.

QTD Same-Store Communities: The Company defines QTD Same-Store Communities as those communities Stabilized for five full consecutive quarters. These communities were owned and had stabilized operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.

Recurring Capital Expenditures: The Company defines Recurring Capital Expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

Redevelopment Communities: The Company generally defines Redevelopment Communities as those communities where substantial redevelopment is in progress that is expected to have a material impact on the community's operations, including occupancy levels and future rental rates.

Redevelopment Projected Weighted Average Return on Incremental Capital Invested: The projected weighted average return on incremental capital invested for redevelopment projects is NOI as set forth in the definition of Stabilization Period for Redevelopment Yield, less Recurring Capital Expenditures, minus the project's annualized NOI prior to commencing the redevelopment, less Recurring Capital Expenditures, divided by the total cost of the project.

Same-Store Revenue with Concessions on a Cash Basis: Same-Store Revenue with Concessions on a Cash Basis is considered by the Company to be a supplemental measure to rental income on a straight-line basis which allows investors to evaluate the impact of both current and historical concessions and to more readily enable comparisons to revenue as reported by its peer REITs. In addition, Same-Store Revenue with Concessions on a Cash Basis allows an investor to understand the historical trends in cash concessions.

A reconciliation between Same-Store Revenue with Concessions on a Cash Basis to Same-Store Revenue on a straight-line basis (inclusive of the impact to Same-Store NOI) is provided below:

	1Q 21	1Q 20	1Q 21	4Q 20
Revenue (Cash basis)	$ 277,820	$ 296,882	$ 277,820	$ 276,996
Concessions granted/(amortized), net	(1,407)	(568)	(1,407)	4,196
Revenue (Straight-line basis)	$ 276,413	$ 296,314	$ 276,413	$ 281,192
% change - Same-Store Revenue with Concessions on a Cash basis:	-6.4%		0.3%	
% change - Same-Store Revenue on a Straight-line basis:	-6.7%		-1.7%	
% change - Same-Store NOI with Same-Store Revenue with Concessions on a Cash basis:	-10.4%		-0.2%	
% change - Same-Store NOI with Same-Store Revenue on a Straight-line basis:	-10.8%		-3.1%	

Sold Communities: The Company defines Sold Communities as those communities that were disposed of prior to the end of the most recent quarter.

Stabilization/Stabilized: The Company defines Stabilization/Stabilized as when a community's occupancy reaches 90% or above for at least three consecutive months.

Stabilized, Non-Mature Communities: The Company defines Stabilized, Non-Mature Communities as those communities that have reached Stabilization but are not yet in the same-store portfolio.

Stabilization Period for Development Yield: The Company defines the Stabilization Period for Development Yield as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of the project.

Stabilization Period for Redevelopment Yield: The Company defines the stabilization period for a redevelopment property yield for purposes of computing the Redevelopment Projected Weighted Average Return on Incremental Capital Invested, as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of a project.

Stabilized Yield on Developments: The Company calculates expected stabilized yields on development as follows: projected stabilized NOI less management fees divided by budgeted construction costs on a project-specific basis. Projected stabilized NOI for development projects, calculated in accordance with the NOI reconciliation provided on Attachment 16(B), is set forth in the definition of Stabilization Period for Development Yield. Given the differing completion dates and years for which NOI is being projected for these communities as well as the complexities associated with estimating other expenses upon completion such as corporate overhead allocation, general and administrative costs and capital structure, a reconciliation to GAAP measures is not meaningful. Projected NOI for these projects is neither provided, nor is representative of Management's expectations for the Company's overall financial performance or cash flow growth and there can be no assurances that forecast NOI growth implied in the estimated construction yield of any project will be achieved.

Management considers estimated Stabilized Yield on Developments as a useful metric for investors as it helps provide context to the expected effects that development projects will have on the Company's future performance once stabilized.



Attachment 16(D)

UDR, Inc.
Definitions and Reconciliations
March 31, 2021
(Unaudited)

Total Revenue per Occupied Home: The Company defines Total Revenue per Occupied Home as rental and other revenues, calculated in accordance with GAAP, divided by the product of occupancy and the number of apartment homes.

Management considers Total Revenue per Occupied Home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

TRS: The Company's taxable REIT subsidiary ("TRS") focuses on making investments and providing services that are otherwise not allowed to be made or provided by a REIT.

Visits: The Company defines Visits as the summation of tours taken by current and prospective residents, whether in-person (where allowed) or by virtual means, for the period indicated.

YTD Same-Store Communities: The Company defines YTD Same-Store Communities as those communities Stabilized for two full consecutive calendar years. These communities were owned and had stabilized operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.



Attachment 16(E)

UDR, Inc.
Definitions and Reconciliations
March 31, 2021
(Unaudited)

All guidance is based on current expectations of future economic conditions and the judgment of the Company's management team. The following reconciles from GAAP Net income/(loss) per share for full-year 2021 and second quarter of 2021 to forecasted FFO, FFO as Adjusted and AFFO per share and unit:

	Full-Year 2021	
	Low	High
Forecasted net income per diluted share	$ 0.04	$ 0.13
Conversion from GAAP share count	(0.02)	(0.02)
Net gain on the sale of depreciable real estate owned	(0.16)	(0.16)
Depreciation	1.88	1.88
Noncontrolling interests	0.01	0.01
Preferred dividends	0.01	0.01
Forecasted FFO per diluted share and unit	**$ 1.76**	**$ 1.85**
Legal and other costs	-	-
Debt extinguishment and other associated costs	0.14	0.14
Casualty-related charges/(recoveries)	0.02	0.02
Realized/unrealized gain on unconsolidated real estate technology investments, net of tax	(0.01)	(0.01)
Forecasted FFO as Adjusted per diluted share and unit	**$ 1.91**	**$ 2.00**
Recurring capital expenditures	(0.18)	(0.18)
Forecasted AFFO per diluted share and unit	**$ 1.73**	**$ 1.82**

	2Q 2021	
	Low	High
Forecasted net income per diluted share	$ 0.01	$ 0.03
Conversion from GAAP share count	(0.01)	(0.01)
Depreciation	0.47	0.47
Noncontrolling interests	-	-
Preferred dividends	-	-
Forecasted FFO per diluted share and unit	**$ 0.47**	**$ 0.49**
Legal and other costs	-	-
Debt extinguishment and other associated costs	-	-
Casualty-related charges/(recoveries)	-	-
Realized/unrealized gain on unconsolidated real estate technology investments, net of tax	-	-
Forecasted FFO as Adjusted per diluted share and unit	**$ 0.47**	**$ 0.49**
Recurring capital expenditures	(0.05)	(0.05)
Forecasted AFFO per diluted share and unit	**$ 0.42**	**$ 0.44**